JOINT VENTURE AGREEMENT

THIS AGREEMENT is made as of the 13th day of December, 2010.

AMONG:

GLG Life Tech Corporation, (a body corporate pursuant to the Laws of British Columbia registered to do business in the Province of British Columbia (Inc. No. 0565990)), with offices at Suite 519 World Trade Centre, 999 Canada Place, Vancouver, British Columbia, V6C 3E1

(“GLG”)

- and -

China Agriculture and Healthy Foods Company Limited, (a body corporate pursuant to the Laws of the Republic of Marshall Islands having an office at Xiao Gang AN0C High Tech Park, Xiao Gang Cun, Feng Yang, An Hui, China 233124

(“CAHFC”)

(individually, a "Venturer" and, collectively, the "Venturers")

WHEREAS:

A.                      The Venturers wish to form a joint venture to develop and build a marketing and distribution network to sell and distribute zero calorie beverage and food products in China, including Hong Kong, Taiwan and Macau (the "JV Business") manufactured or developed by CAHFC or by the Joint Venture (the “Products”); and

B.                      As a condition to forming such joint venture, CAHFC is prepared to grant to GLG a license to manufacture beverages and food products developed by CAHFC.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the mutual covenants and agreements herein set forth, the parties hereto covenant and agree as follows:

A.                      JOINT VENTURE

1.                       General Terms

1.1                     The Venturers hereby establish a joint venture (the “Joint Venture”) for the limited purpose of establishing and operating the JV Business and on terms and conditions in this Agreement.  The name of the Joint Venture shall be "AN0C Joint Venture".

1.2                     The Venturers shall, as soon as practicable, incorporate a company in Hong Kong (“AN0C HK”) to be named “Dr. Zhang All Natural & Zero Calorie Beverage and Foods Group (USA)”, or such similar name as may be approved by the applicable corporate registry authority in Hong Kong, as a joint venture corporate entity for the Joint Venture and to hold the Venturers’ respective interest in the JV Business.

1.3                     Each of the Venturers acknowledges the mutual benefits of expertise and access to capital brought by the Venturers to the Joint Venture and the JV Business.

1.4                     Each Venturer agrees to act honestly and in good faith and in the best interest of the Joint Venture and the JV Business, and to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

1.5                     Notwithstanding any provisions to the contrary in this Agreement, each Venturer and its Affiliate or Subsidiary shall have the right and freedom to conduct any business activity for its own individual profit without any accountability to the other Venturer, whether or not similar to the activities of the Venturers with respect to the JV Business.

2.                       Venturer Contributions and Interests

2.1                     The Venturers shall initially contribute equity to the Joint Venture as follows:

NAME	OWNERSHIP INTEREST	INITIAL CONTRIBUTION
GLG	80%	$40,000.00
CAHFC	20%	$10,000.00
TOTAL	100%	$50,000.00

The equity contributions shall be made on a pro rata basis, according to the equity contribution amounts set out above, at such times and in such amounts as directed in writing by the Management Committee from time to time.

2.2                     The Venturers will cause their respective contributions to be deposited into the bank account of AN0C HK for use by the JV Business.

2.3                     The Venturers shall also contribute such further amounts, on a pro rata basis to complete the Venture as contemplated herein, at such times and in such amounts as directed in writing by the Management Committee from time to time.

2.4                     All distributions from the Joint Venture shall be made when determined by the Management Committee and according to the following priorities:

(a)	payment of all expenses of the Joint Venture;

(b)	repayment of the Venturers’ loans or contributions, on a pro rata basis according to their respective interests in the Venture as set out in section 2.1; and

(c)	payment to the Venturers of all remaining funds according to their respective interests in the Venture as set out in section 2.1.

2.5                     No Venturer shall have any right to withdraw any amount or receive any distribution from the Joint Venture, except as expressly provided in this Agreement and as prescribed by law.

2.6                     Except as otherwise expressly provided in this Agreement, no Venturer shall have the right to receive interest in connection with its equity contribution to the Joint Venture.

3.                       Organization and Management of Joint Venture

3.1                     The Venturers will vote their shares in AN0C HK so that the Board of Directors of AN0C HK is composed of three directors which will consist of two directors nominated by GLG and one directors nominated by CAHFC.  The three directors will also form the management committee of the Joint Venture (the “Management Committee”).

3.2                     The Venturers hereby appoint the Management Committee exclusively as manager of the Joint Venture and AN0K HK, to manage, conduct, control, administer and operate the business and affairs of the Joint Venture and AN0K HK upon the terms and conditions herein set forth, and the Management Committee hereby accepts such appointment.

3.3                     Each Venturer will bear the expenses incurred by its members of the Management Committee in attending meetings of the Management Committee.  No member of the Management Committee will be entitled to receive from the Joint Venture any compensation for his services as a member of the Management Committee.  All costs and expenses incurred by the Management Committee in carrying out the Management Committee’s duties hereunder (including, without limitation, reasonable travel and other expenses incurred by the Management Committee members) will form a cost of the Joint Venture.

3.4                     The Management Committee shall have full power and authority, for and on behalf of and as agent for the Venturers, to manage, conduct, control, administer and operate the business and affairs of the Joint Venture.  All decisions with respect to the management and control of the Joint Venture and the JV Business that are approved by the majority of the Management Committee are binding on the Joint Venture and each of the Venturers.

3.5                     The following matters are Major Decisions and will not be undertaken or implemented by the Management Committee of the Joint Venture, except with the unanimous approval of the Venturers:

(a)	The amendment of this Agreement;

(b)	The termination of the JV Business; and

(c)	any award of contracts to affiliates, subsidiaries or persons connected to the Venturers or the directors of the Venturers or Affiliates of the Venturers.

3.6                     The Venturers will cause the Management Committee and AN0C HK to incorporate two subsidiary corporations in China for the following purposes:

(a)
A wholly foreign owned enterprise of AN0C HK to be named “Dr. Zhang All Natural & Zero Calorie Beverage and Foods Company (China)” or such similar name as the Management Committee may determine (“AN0C China”) to sell and distribute the Products; and

(b)
A wholly foreign owned enterprise of AN0C HK to be named “Dr. Zhang All Natural & Zero Calorie Beverage and Foods Company (Shanghai)” or such similar name as the Management Committee may determine (“AN0C Shanghai”) to design, develop and execute a marketing campaign in China for the Products

3.7                     The Venturers will cause the Management Committee and AN0C HK to vote the shares of its subsidiaries held by AN0C HK so that the Board of Directors of both AN0C China and AN0C Shanghai HK are composed of five directors which will consist of four directors nominated by GLG and one directors nominated by CAHFC.

4.                       Venturer Representations and Warranties

4.1                     Each of the Venturers represents, warrants and covenants to the others that:

(a)
it is a body corporate, duly incorporated under the laws of its incorporating jurisdiction and that so long as it is a Venturer in the Venture it shall maintain its corporate existence in good standing;

(b)
it has and shall continue to have the capacity to act as a Venturer in the Venture and that its obligations herein do not conflict with or constitute a default under its constating documents or any agreement by which it is bound;

4.2                     CAHFC further represents and warrants that:

(a)	American RebSugar Beverage & Foods Group Limited (“ARBFG”) is a body corporate, duly incorporated under the laws of the Republic of Marshall Islands and a subsidiary wholly owned by CAHFC;

(b)	RebSugar (China) Beverage & Foods Company Limited (“RebSugar”) is a body corporate, duly incorporated under the laws of the Peoples’ Republic of China, and a subsidiary wholly owned by ARBFG;

(c)
RebSugar owns tangible assets including buildings (office, workshop and warehouse), 500 Mu land, equipments for producing zero and 50% calorie reduction table top, health sugar (for application of China sugar reserve), Vitamin Water, Dairy Drink and Juice Drink.

(d)
RebSugar owns the intangible assets including all of the patents, trademarks and know how technologies for production, marketing and sales of the zero and 50% calorie reduction table top, health sugar, Vitamin Water, Dairy Drink, Juice Drink, Iced Tea, Sport Water and Cola.

(e)	RebSugar has strong government supports for production, marketing and sales of its products in China;

(f)
RebSugar currently has or will obtain all of the licenses, permits and regulatory approvals for production, marketing and sales of the Products in China, which licenses, permits and approvals will be transferred to the Joint Venture.

5.                       Obligations of the Venturers

5.1                     The Venturers agree:

(a)	to pay RMB 900,000.00 to RebSugar for all of the marketing and market investigation expenses and costs occurred before the JV;

(b)	to make their contributions as provided for in section 2.1;

(c)
to provide such covenants and security, security documents, mortgages, guarantees, assignments, debentures, opinions, authorizations and other financing documents to lenders as may be required to obtain financing for the Joint Venture as the Management Committee may direct, provided that, except as otherwise provided herein, any such financing shall be without recourse to the Venturers, except to the extent of their interests in the Joint Venture and the other assets of the Joint Venture;

(d)
that the Management Committee does not assume, nor will the Management Committee be called upon to assume, any responsibility for any acts, omissions or errors in judgment made in good faith in connection with the management, care and administration of the Joint Venture and the carrying out of the provisions of this Agreement;

(e)	to be financially responsible for the liabilities associated with the Joint Venture pro rata according to their interests in the Joint Venture; and

(f)	to enter into product supply agreement with the Joint Venture to supply Products manufactured by the Venturers at no more than [intentionally deleted]% gross profit margin to the Venturers.

5.2                     CAHFC shall devote all of its resources including government supports, media such as CCTV supports, supermarket distribution channel supports into AN0C, AN0C China and AN0C Shanghai.

5.3                     CAHFC shall assist AN0C China in obtaining beneficial tax treatment for all of its sales in China.

5.4                     CAHFC agreed to transfer seven of its existing senior executives to AN0C China or AN0C Shanghai, each of whom shall have more than a total of ten year working experience in Kang Shifu Iced Tea, Hui Yuan Juice and/or other major beverage companies in China.

6.                       Restriction on Transfer

6.1                     Except as otherwise contemplated herein, a Venturer shall not sell, assign, transfer, encumber, pledge or otherwise dispose of any of its interest in the Joint Venture or AN0C HK unless the Venturer (the "Selling Venturer") desiring to sell, assign, transfer, encumber, pledge or otherwise dispose of the Selling Venturer's interest in the Joint Venture or AN0C HK shall have first obtained the prior written consent of the other Venturers to the proposed sale, assignment, transfer, encumbrance, pledge or other disposal.  No disposition of the interest of the Selling Venturer shall be made under the foregoing provisions of this section 7.1 unless the purchaser shall have first entered into an agreement with the other Venturers pursuant to which such purchaser shall assume the obligations of the Selling Venturer and be entitled to the benefits accruing to the Selling Venturer under this Agreement in connection with such interest.

6.2                     A Venturer may transfer its interest in the Joint Venture and AN0C HK without the prior consent or approval of the other Venturer provided that:

(a)	such transfer is to a wholly owned subsidiary of the Venturer; and

(b)
the transferee has entered into an agreement with the other Venturers pursuant to which such transferee shall assume the obligations of the Selling Venturer and be entitled to the benefits accruing to the Selling Venturer under this Agreement in connection with such interest.

7.                       Events of Default

7.1                     A Venturer (in this section 7.1, a "Defaulting Venturer") shall be in default hereunder if:

(a)
such Venturer shall fail to pay its capital contribution from time to time required to be made by it pursuant to the provisions of sections 2.1 and 2.3 or otherwise, or its share of any expenses or other monies required to be paid by it hereunder;

(b)
such Venturer shall fail to perform any other obligation imposed upon it under this Agreement or any other agreement by which the Joint Venture or the Venturers (in their capacity as such) may be bound and which has been approved by or on behalf of the Venturers as provided for herein;

(c)	such Venturer shall fail to comply with any applicable laws; or

(d)
a resolution is passed or an order is made for the winding-up, liquidation, revocation or cancellation of incorporation of the Venturer or a petition is filed for the winding-up, liquidation, revocation or cancellation of incorporation of the Venturer (unless the petition is being disputed in good faith by appropriate proceedings and such proceedings effectively postpone enforcement of the petition), the Venturer makes an assignment for the benefit of its creditors, the Venturer becomes bankrupt or, as an insolvent debtor, takes the benefit of any act now or hereafter in force for bankrupt or insolvent debtors, or a receiver or other officer with like powers is appointed for the Venturer for a substantial part of its assets (unless the appointment of such receiver or other officer with like powers is being disputed in good faith by appropriate proceedings and such proceedings effectively postpone enforcement of such appointment), and shall fail to cure such default within 30 days after receiving written notice thereof from one of the other Venturers, or if such failure (other than a failure to make a required payment) shall be curable, but of a nature requiring more than 30 days within which to cure, the Defaulting Venturer shall fail to commence to cure such failure within such 30 day period and thereafter to continue to correct such failure with due diligence until the same has been corrected within 60 days following the commencement of such 30 day period.

7.2                     If any of the events of default provided in section 7.1 hereof shall occur and shall not have been remedied within the period provided, the non-defaulting Venturers shall have the following remedies available to them in addition to all of the other remedies provided herein or by law against the Defaulting Venturer:

(a)
to bring any proceedings in the nature of specific performance, injunction or other equitable remedy, it being acknowledged by each of the parties that damages at law may be an inadequate remedy for the default; and/or

(b)
to remedy the default and bring any action at law or otherwise to be reimbursed by the Defaulting Venturer for any moneys expended to remedy such default, including any expenses incurred by the non-defaulting Venturers in connection therewith, together with interest thereon at a rate equal to 10% per annum (the "Default Rate"); and/or

(c)	to bring any action at law that may be necessary or advisable in order to receive damages; and/or

(d)	to take such steps or bring any proceedings that may be necessary or desirable to enforce any security interest granted by the Defaulting Venturer to the non-defaulting Venturers.

7.3                     A default in the payment of money by a Defaulting Venturer shall constitute a debt owing by the Defaulting Venturer to the Joint Venture in the amount of the defaulted payment and may be collected together with interest at the Default Rate.

7.4                     If the default consists of a failure to make a required payment, the non-defaulting Venturers shall have the option, exercisable by delivery of notice in writing to the Defaulting Venturer within 30 days after the date of such default (unless such default shall have been cured within the period for curing such default), to make the payment which the Defaulting Venturer should have made and electing that such payment be treated pursuant to subsections (a) or (b) below.  By making such payment on behalf of the Defaulting Venturer, the payor(s) shall be deemed to have either:

(a)	purchased the portion of the Defaulting Venturer's interest in the Joint Venture represented by such payment; or

(b)
loaned to the Defaulting Venturer the amount of such payment on which interest is immediately payable by the Defaulting Venturer at the Default Rate calculated from the date of payment by the payor(s) to the date of repayment thereof.  The Defaulting Venturer shall assign and pledge its interest in the Joint Venture to the payor(s) as security for the loan.  The Defaulting Venturer hereby specifically authorizes the Management Committee, and the other Venturers to first apply any monies otherwise payable to the Defaulting Venturer hereunder towards payment of the amounts owed to the payor(s) pursuant to this section 7.4, and the Defaulting Venturer is hereby deemed to have assigned such amounts to the payor(s).

7.5                     A Defaulting Venturer shall become an inactive Venturer and shall remain an inactive Venturer in respect of the Venture unless and until such default is cured.

B.                      LICENSE TO PRODUCE

8.                       Grant of License

8.1                     CAHFC shall grant or cause to be granted to GLG or any of its subsidiaries designated by GLG an irrevocable license to build maximal three production lines to manufacture the Products that have been developed by CAHFC or its subsidiaries (the “License”).

8.2                     CAHFC shall, upon GLG’s request, disclose to GLG and its designated subsidiary all relevant information that it has, or may hereafter develop or acquire necessary to produce the Products including all knowledge, know-how and techniques, whether or not patentable or patented (“Licensed Know-How”).

8.3                     GLG acknowledges and agrees that it shall have no right, title or interest in or to CAHFC’s intellectual property except for the licenses expressly set forth in this Agreement.

8.4                     No royalty, licensee fee or any other charges shall be payable by GLG in connection with the License for maximal three production lines.

8.5                     GLG will keep the Licensed Know-How in strict confidence, and shall make diligent effort and take reasonable care to ensure that the Licensed Know-How is not disclosed to any third party except for its directors, officers, employees, agents and consultants as may be necessary to manufacture the Products.

C.                      GENERAL

9.                       Miscellaneous

9.1                     Any notice required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by registered post to the party to whom it is given, to the addresses given for each of them on the first page hereof, or to such other address as any party may in writing advise the others from time to time.  Any such notice shall be deemed to have been given and received if delivered, when delivered, and if posted, 48 hours after the posting thereof.  In the event of a disruption of normal postal service, all notices shall be delivered by hand.

9.2                     Neither this Agreement nor the relationship of the parties as reflected herein shall in any way be construed to:

(a)	constitute any party the partner of any other party hereto;

(b)	authorize one Venturer to act as an agent for any other Venturer (except as expressly authorized herein);

(c)	authorize one Venturer to borrow money on behalf of or pledge the credit of any other Venturer (except as expressly authorized herein);

(d)
prevent any Venturer from directly or indirectly engaging in any other business or other activity for its exclusive benefit or the benefit of others, whether or not such business is in competition with any operation of the Venture;

(e)	impose any fiduciary duty on any Venturer by reason of any business or activity engaged in by it which is not otherwise related to the Venture; or

(f)	impose any liability on any Venturer to account to the other Venturers for the profits of any business or other activity not otherwise related to the Venture.

9.3                     Any dispute between the parties in connection with this Agreement will be submitted to mediation, and failing successful mediation, to arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules in force at the time of the dispute submission, and no party will pursue any remedy, or action in any other court or jurisdiction except as expressly provided in this Agreement.

9.4                     Subject to sections 6.1 and 6.2 hereof, this Agreement may not be assigned by any party without the prior written consent of the other parties.

9.5                     The invalidity or unenforceability of any part of this Agreement shall not impair or affect in any manner the validity or enforceability of the balance of this Agreement.

9.6                     The headings used in this Agreement are provided for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

9.7                     This Agreement shall be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region.

9.8                     This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.  There are no representations, collateral agreements or warranties binding upon the parties hereto or any of them other than those expressly set forth in this Agreement.

9.9                     This Agreement shall enure to the benefit of and be binding upon the parties hereto, their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

9.10                   The parties hereto agree to execute and deliver all such further and other documents and perform and cause to be performed all such further and other acts and things as may be necessary or desirable in order to give full effect to this Agreement and every part hereof.

9.11                   This Agreement may be executed in one or more counterparts and, where so executed, such counterparts shall be read and construed together as if they formed one document.  Executed copies of this Agreement may be delivered by facsimile transmission and it shall not be necessary to confirm execution by delivery of the originally executed documents.

  IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

THE CORPORATE SEAL of GLG LIFE TECH CORPORATION was hereunto affixed in the presence of:	) ) ) )	C/S
“Dr. Luke Zhang”	)
Authorized Signatory	)
“Mr. Brian Meadows”	)
Authorized Signatory	)

THE CORPORATE SEAL of CHINA AGRICULTURAL AND HEALTHY FOODS COMPANY LIMITED was hereunto affixed in the presence of:	) ) ) )	C/S
“Mr. Song Xiankun”	)
Authorized Signatory	)
“Ms. Cheong, Ieng Ieng”	)
Authorized Signatory	)